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                              April 28, 2022

       Zhanchang Xin
       CEO
       Qilian International Holding Group Ltd
       Jiuquan Economic and Technological Development Zone
       Jiuquan City, Gansu Province, 735000
       People   s Republic of China

                                                        Re: Qilian
International Holding Group Ltd
                                                            CIK 0001779578
                                                            Form 20-F for
Fiscal Year Ended September 30, 2021
                                                            Filed February 11,
2022 File No. 001-39805

       Dear Mr. Xin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended September 30, 2021

       Introduction, page 4

   1.                                                   We note your discussion
on pages 8 and 10 regarding the    Risks Related to Our Corporate
                                                        Structure.    Please
prominently disclose here and at the onset of Item 3. that you are not a
                                                        Chinese operating
company but a Cayman Islands holding company with operations conducted by your
subsidiaries and through contractual arrangements with a variable interest entity (VIE)
based in China and that this structure involves unique risks to investors. If true,
disclose that these contracts have not been tested in court. Explain whether the VIE
structure is used to provide investors with exposure to foreign investment in China-based
companies where Chinese law prohibits direct foreign investment in the operating companies,
and disclose that investors may never hold equity interests in the
                                                        Chinese operating
company. Your disclosure should acknowledge that Chinese regulatory authorities could
disallow this structure, which would likely result in a material change in your operations and/or
a material change in the value of your securities, including that it could cause the value
of your securities to significantly decline or become worthless.
                                                        Provide a
cross-reference to your detailed discussion of risks facing the company as a
 Zhanchang Xin
FirstName   LastNameZhanchang   XinLtd
Qilian International Holding Group
Comapany
April       NameQilian International Holding Group Ltd
       28, 2022
April 228, 2022 Page 2
Page
FirstName LastName
         result of this structure.
2.       We note your discussion on pages 9 and 14 regarding the    Holding
Foreign Companies
         Accountable Act.    Please prominently disclose here and at the outset
of Item 3. whether
         your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations, including the Accelerating Holding Foreign Companies Accountable Act, if
         enacted, will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB
         determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.
3.       You state on page 4 that    [a]s used in this annual report on Form
20-F,    we,       us,       our
         company,    or    our    refers to Qilian International Holding Group
Limited and its
         subsidiaries, and, when describing our consolidated financial information, also includes
         the VIE and their subsidiaries in China.    Clearly disclose how you
will refer to the
         holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using
         terms such as    we    or    our    when describing activities or
functions of a VIE. For
         example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in
         China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.
4.       We note your discussion on pages 8 and 13 regarding permissions needed. Please
         prominently disclose here and at the outset of Item 3. each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve the VIE   s
operations, and state
         affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. We note your discussion on pages 34, 86, and 95 regarding distribution of cash. Please prominently disclose here and at the outset of Item 3. a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions
 Zhanchang Xin
FirstName   LastNameZhanchang   XinLtd
Qilian International Holding Group
Comapany
April       NameQilian International Holding Group Ltd
       28, 2022
April 328, 2022 Page 3
Page
FirstName LastName
         that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-
         references to the condensed consolidating schedule and the consolidated financial statements.
Part I
Item 3. Key Information
D. Risk Factors, page 8

6.       We note your discussion on pages 9 and 10 regarding legal and operational risks
         associated with being based in or having the majority of the company's operations in
         China. Please add disclosure discussing how recent statements and regulatory actions by
         China   s government, such as those related to the use of variable interest entities and data
         security or anti-monopoly concerns, have or may impact the company   s
ability to conduct
         its business, accept foreign investments, or list on a U.S. or other foreign exchange.
7. We note your discussion on page 14 regarding the Cyberspace Administration of China.
         In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In addition, please update the disclosure in this risk factor to reflect that the final version of the revisions to the existing Measures for Cybersecurity Review came into effect on February 15, 2022.
Item 4. Information on the Company
Our Corporate Structure, page 36

8. We note your diagram of the corporate structure on page 36. Please identify the person or entity that owns the equity in each depicted entity, including your VIE. Describe all contracts and arrangements through which you claim to have economic rights and exercise
         control that results in consolidation of the VIE   s operations and
financial results into your
         financial statements. Identify clearly the entity in which investors are purchasing their
         interest and the entity(ies) in which the company   s operations are
conducted. Describe the
         relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the
 Zhanchang Xin
FirstName   LastNameZhanchang   XinLtd
Qilian International Holding Group
Comapany
April       NameQilian International Holding Group Ltd
       28, 2022
April 428, 2022 Page 4
Page
FirstName LastName
         company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
Item 5, page 73

9. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please revise your filing to provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated.
         The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. Please also provide a roll-forward of the investment in subsidiaries and VIEs line item to be presented in the condensed consolidating schedule.
General

10. We note your disclosure on pages 8, 10-11, and 36 that the Cayman Islands holding
         company controls and receives the economic benefits of the VIE   s
business operations
         through contractual agreements between the VIE and your Wholly Foreign-Owned
         Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the
         Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S.
         GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
 Zhanchang Xin
Qilian International Holding Group Ltd
April 28, 2022
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202.551.3738 or Terence O'Brien at
202.551.3355 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202.551.4385 or Jason Drory at
202.551.8342 with any
other questions.



FirstName LastNameZhanchang Xin                          Sincerely,
Comapany NameQilian International Holding Group Ltd
                                                         Division of
Corporation Finance
April 28, 2022 Page 5                                    Office of Life
Sciences
FirstName LastName